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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Pacific Gateway Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0007438431
                    ----------------------------------------
                                 (CUSIP Number)

                  David Post, Hansen Investment Management Company
                  4000 Civic Center Drive, Suite 200
                  San Raphael, CA 94903
                  (415) 499-1400
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                  June 16, 1997
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages(s))
                               Page 1 of 16 Pages

                                                            SCHEDULE 13D


--------------------------------------                                                                     -------------------------
CUSIP NO. 0007138431                                                                                              Page 2 of 16 Pages
--------------------------------------                                                                     -------------------------

------------------------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avery Family Revocable Trust                                                                          ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [X]
                                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                          PF
------------------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
------------------------------------------------------------------------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
      SHARES                         -0-
   BENEFICIALLY         ------------------------------------------------------------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                          -0-
    REPORTING           ------------------------------------------------------------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                          -0-
                        ------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             -0-
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                             00
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            SCHEDULE 13D


--------------------------------------                                                                     -------------------------
CUSIP NO. 0007138431                                                                                              Page 3 of 16 Pages
--------------------------------------                                                                     -------------------------

------------------------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David Post as General Partner of Mijen L.P. 1                                                         ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                          PF
------------------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
------------------------------------------------------------------------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
      SHARES                         -0-
   BENEFICIALLY         ------------------------------------------------------------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                          -0-
    REPORTING           ------------------------------------------------------------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                          -0-
                        ------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             -0-
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                             IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            SCHEDULE 13D


--------------------------------------                                                                     -------------------------
CUSIP NO. 0007138431                                                                                              Page 4 of 16 Pages
--------------------------------------                                                                     -------------------------

------------------------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mijen L.P. 1, a California Limited Partnership
------------------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [X]
                                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                          PF
------------------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
------------------------------------------------------------------------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
      SHARES                         -0-
   BENEFICIALLY         ------------------------------------------------------------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                          -0-
    REPORTING           ------------------------------------------------------------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                          -0-
                        ------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             -0-
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                             PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            SCHEDULE 13D


--------------------------------------                                                                     -------------------------
CUSIP NO. 0007138431                                                                                              Page 5 of 16 Pages
--------------------------------------                                                                     -------------------------

------------------------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James H. Stein                                                                                        ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [X]
                                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                          PF
------------------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
------------------------------------------------------------------------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
      SHARES                         -0-
   BENEFICIALLY         ------------------------------------------------------------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                          -0-
    REPORTING           ------------------------------------------------------------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                          -0-
                        ------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                             IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            SCHEDULE 13D


--------------------------------------                                                                     -------------------------
CUSIP NO. 0007138431                                                                                              Page 6 of 16 Pages
--------------------------------------                                                                     -------------------------

------------------------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Emmet Purcell IRA dated August 15, 1991, Charles Schwab, Custodian
------------------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [X]
                                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                          PF
------------------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
------------------------------------------------------------------------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
      SHARES                         -0-
   BENEFICIALLY         ------------------------------------------------------------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                          -0-
    REPORTING           ------------------------------------------------------------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                          -0-
                        ------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                             00
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            SCHEDULE 13D


--------------------------------------                                                                     -------------------------
CUSIP NO. 0007138431                                                                                              Page 7 of 16 Pages
--------------------------------------                                                                     -------------------------

------------------------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pauline C. Buchanan, IRA dated August 3, 1990 Merrill Lynch Custodian
------------------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [X]
                                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                          PF
------------------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
------------------------------------------------------------------------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
      SHARES                         -0-
   BENEFICIALLY         ------------------------------------------------------------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                          -0-
    REPORTING           ------------------------------------------------------------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                          -0-
                        ------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                             IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            SCHEDULE 13D


--------------------------------------                                                                     -------------------------
CUSIP NO. 0007138431                                                                                              Page 8 of 16 Pages
--------------------------------------                                                                     -------------------------

------------------------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jacqueline Reyes IRA, Bank of America, Custodian                                                      ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [X]
                                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                          PF
------------------------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
------------------------------------------------------------------------------------------------------------------------------------

     NUMBER OF           7    SOLE VOTING POWER
      SHARES                         -0-
   BENEFICIALLY         ------------------------------------------------------------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                          -0-
    REPORTING           ------------------------------------------------------------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                          -0-
                        ------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     -0-
------------------------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                             IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 16 Pages

This Amendment No. 2 is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), and amends the Statement on
Schedule 13D filed October 17, 1990, and Amendment No. 1 thereto filed December 15, 1990 with respect to the Common Shares of Pacific Gateway Properties, Inc., a corporation organized under the laws of New York (formerly Perini Investment Properties, Inc.)(the "Company"), owned by the following persons and entities who are collectively referred to as (the "Reporting Persons"): (i) David Post as General Partner of Mijen L.P. 1 ("Post"),(ii) Mijen L.P. 1, a California Limited Partnership ("Mijen"), (iii) Avery Family Revocably Trust ("Avery"), (iv) James
H. Stein, (v) Pauline C. Buchanan, IRA dated August 3, 1990, Merrill Lynch, Custodian ("Buchanan"), (vi) Emmet Purcell IRA dated August 15, 1991, Charles Schwab, Custodian ("Purcell IRA"), and (vii) Jacquelyn Reyes IRA, Bank of America, Custodian ("Reyes"). All information contained in this Amendment No. 2 regarding beneficial ownership of shares of the Company is as of June 30, 1997.


ITEM 1.           SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $1.00 per share, of Pacific Gateway Properties, Inc., a New York corporation. The principal executive office of Pacific Gateway Properties, Inc. is located at One Ricon Center, 101 Spear Street, Suite 215, San Francisco, CA 94105.


ITEM 2.           IDENTITY AND BACKGROUND.

The Reporting Persons and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective general partners, directors, executive officers and controlling persons, and the information required by Item 2 regarding them, are as follows:

     (a)     Mijen L.P. 1, a California Limited Partnership
     (b)     c/o Hanson Investment  Management  Company
             4000 Civic Center Drive, Suite 200
             San Raphael, CA 94903
             Place of Organization: a California
             Limited Partnership
     (c)     Principal Business: investment vehicle
     (d)     See below
     (e)     See below
     (f)     A California limited partnership

     (a) Avery Family Revocable Trust, L. Burt Avery and Marion Peterson Avery, Trustees
     (b)     c/o Avery  Construction
             130 East Dana  Street
             Mountain  View,  CA 94041-1599
             Place of Organization: California
     (c)     Principal Business: L. Burt Avery - Construction

                                                             Page 10 of 16 Pages

                        Marion Peterson Avery - Homemaker

     (d)     See below
     (e)     See below
     (f)     A California revocable trust

     (a)     David Post as General Partner of Mijen L.P. 1
     (b)     c/o Hanson Investment  Management  Company
             4000 Civic Center Drive, Suite 200
             San Raphael, CA 94903
     (c)     Principal Business: Investment Advisor
     (d)     See below
     (e)     See below
     (f)     United States

     (a)     Pauline  C.  Buchanan,  IRA dated  August 3, 1990,  Merrill  Lynch,
             Custodian
     (b)     c/o Hanson Investment  Management  Company
             4000 Civic Center Drive, Suite 200
             San Raphael, CA 94903
     (c)     Principal Business: retired
     (d)     See below
     (e)     See below
     (f)     United States

     (a)     Emmet Purcell IRA, dated August 15, 1991, Charles Schwab, Custodian
     (b) c/o Hanson Investment Management Company 4000 Civic Center Drive, Suite 200 San Raphael, CA 94903
     (c)     Principal Business: retired
     (d)     See below
     (e)     See below
     (f)     United States

     (a)     James H. Stein
     (b)     1 Miguel Street
             San Francisco, CA 94131
     (c)     Principal Business: Software Engineer
                      Employer:        Applied Bio Systems
                                       779 Lincoln Center Drive
                                       Foster City, CA 94404

                                                             Page 11 of 16 Pages

     (d)     See below
     (e)     See below
     (f)     United States

     (a)     Jacqueline Reyes IRA, Bank of America Custodian
     (b)     2460 Union Street
             San Francisco, CA 94123
     (c)     Principal Business: Administrative and bookeeping consultant
     (d)     See below
     (e)     See below
     (f)     United States


     None of the persons listed above in this Item 2 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the Reporting Persons hereunder sold shares to Richard M. Osborne in a privately negotiated transaction and the aggregate purchase prices paid to each of the Reporting Persons is as follows:

     Mijen L.P. 1, a California Limited Partnership - $385,332 in cash

     Avery Family Revocable Trust, L. Burt Avery and Marion Peterson Avery, Trustees - $1,227,600 in cash

     Pauline C. Buchanan, IRA dated August 3, 1990, Merrill Lynch, Custodian - $12,600 in cash

     Emmet Purcell IRA, dated August 15, 1991, Charles Schwab, Custodian - $30,000 in cash

     James H. Stein - $107,046 in cash

     Jacqueline Reyes IRA, Bank of America Custodian - $2,700 in cash

                                                             Page 12 of 16 Pages

ITEM 4.           PURPOSE OF TRANSACTION

The Stock had been acquired and subsequently sold for investment purposes. Although they have no current plans to do so, the Reporting Persons reserve the right to purchase additional Stock or to dispose of Stock in the open market or in privately negotiated transactions or in any other lawful manner. The Reporting Persons will evaluate their holdings of Stock from time to time and, acting independently, reserve the right to take whatever action with respect to such holdings as they may deem to be in their respective best interests.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The beneficial ownership of Stock by each Reporting Person, calculated in accordance with Rule 13d-3(d)(1)(i) and based on 3,892,596 shares of Stock outstanding (the number of shares stated to be outstanding as of June 30, 1997 in the Pacific Gateway Property, Inc. Form 10-Q for the quarter ended June 30, 1997):

     Mijen L.P. 1, a California Limited Partnership - 0 shares

     Avery Family Revocable Trust, L. Burt Avery and Marion Peterson Avery, Trustees - 0 shares

     Pauline C. Buchanan, IRA dated August 3, 1990, Merrill Lynch, Custodian - 0 shares

     Emmet Purcell IRA dated August 15, 1991, Charles Schwab, Custodian - 0 shares

     James H. Stein - 0 shares

     Jacqueline Reyes IRA, Bank of America, Custodian - 0 shares

Each Reporting Person has sole voting and sole dispositive power over the shares reported following their name above, except that David Post, as General Partner of Mijen L.P. 1 may be deemed to have shared voting and dispositive power with respect to the shares held by Mijen L.P. 1 and may be deemed to be the beneficial owner of such shares.

(c) and (e) Each Reporting Person sold the following number of shares to Richard Osborne on the date set forth below in a privately negotiated transaction and on such date the Group comprised of each Reporting Person ceased to be a Reporting
Person:

     Mijen L.P. 1, a California Limited Partnership - On June 16, 1997, Mijen L.P. 1 sold 64,222 shares to Richard Osborne for $6.00 per share.

                                                             Page 13 of 16 Pages

     Avery Family Revocable Trust, L. Burt Avery and Marion Peterson Avery, Trustees - On June 16, 1997, the Avery Family Revocable Trust sold 204,600 shares to Richard Osborne for $6.00 per share.

     Pauline C. Buchanan, IRA dated August 3, 1990, Merrill Lynch, Custodian - On May 23, 1997, Pauline C. Buchanan IRA sold 2,100 shares to Richard Osborne for $6.00 per share.

     Emmet Purcell IRA dated August 15, 1991, Charles Schwab, Custodian- On May 23, 1997, the Emmet Purcell IRA sold 5,000 shares to Richard Osborne for $6.00 per share.

     James H. Stein - On May 23, 1997, Mr. Stein sold 17,841 shares to Richard Osborne for $6.00 per share.

     Jacqueline Reyes IRA, Bank of America, Custodian - On May 23, 1997, the Jacqueline Reyes IRA sold 5,000 shares to Richard Osborne for $6.00 per share.

All other transactions in Stock by the Reporting Persons occurred prior to the past sixty days.

(d).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the sale of the shares by the Reporting Persons to Richard Osborne, the parties entered into a Stock Purchase Agreement with Mr. Osborne pursuant to which the Reporting Persons sold the shares listed above for $6.00 per share to Mr. Osborne.

See the material filed in response to Item 7, which is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

(i) Agreement of Limited Partnership of Mijen L.P. 1, a California Limited Partnership and (ii) the Incentive Fee Agreement between David Post and The Avery Family Revocable Trust are each incorporated by reference hereto from the
Schedule 13D dated October 17, 1990 filed for Pacific Gateway Properties, Inc. (formerly Perini Investment Properties, Inc.), on behalf of the Reporting Persons.

                                                             Page 14 of 16 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.


                     /s/ David Post
         --------------------------------------                Date: 9/15/97
         David Post as General Partner of Mijen L.P. 1               -------


         Mijen L.P. 1, a California Limited Partnership        Date: 9/15/97
                                                                     -------

         By: /s/ David E. Post
            ---------------------------------
         Name: David E. Post
              -------------------------------
         Title: General Partner, Mijen L.P. 1
               ------------------------------

         Avery Family Revocably Trust                          Date: 9/15/97
                                                                     -------
         By: /s/ L. Burt Avery
            ---------------------------------
         Name: L. Burt Avery
              -------------------------------
         Title: Trustee
               ------------------------------

         Jacqueline Reyes IRA,                                 Date: 8/27/97
         Bank of America, Custodian                                  -------

         By: /s/ Jacqueline Reyes
            ---------------------------------
         Name: Jacqueline Reyes
              -------------------------------
         Title: Account Holder
               ------------------------------

         Pauline C. Buchanan, IRA dated August 3, 1990,
         Merrill Lynch, Custodian                              Date: 9/14/97
                                                                    --------
         By: /s/ Pauline C. Buchanan
            ---------------------------------
         Name: Pauline C. Buchanan
              -------------------------------
         Title:
               ------------------------------

                                                             Page 15 of 16 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.

         Emmet Purcell IRA dated August 15, 1991               Date: 8/26/97
         Charles Schwab, Custodian                                  --------

         By: /s/ Emmet Purcell
            ---------------------------------
         Name: Emmet Purcell
              -------------------------------
         Title:
               ------------------------------


          /s/ James H. Stein                                   Date: 9/5/97
         -----------------------                                    -------
         James H. Stein

                                                             Page 16 of 16 Pages

                                INDEX TO EXHIBITS


Exhibit            Description                                        Page

1.       Agreement  of Limited  Partnership  of Mijen L.P. 1, a         *
         California Limited Partnership.

2.       The  Incentive  Fee  Agreement  between David Post and        **
         The Avery Family Revocable Trust.


* Incorporated by reference to Exhibit 1 to the Schedule 13D dated October 17, 1990 filed for Pacific Gateway Properties, Inc. (formerly Perini Investment Properties, Inc.) with the Securities and Exchange Commission.

** Incorporated by reference to Exhibit 2 to the Schedule 13D dated October 17, 1990 filed for Pacific Gateway Properties, Inc. (formerly Perini Investment Properties, Inc.) with the Securities and Exchange Commission.